Exhibit 17.2

Response letter of Joseph Klein III, dated March 31, 2010

March 31, 2010

The Board of Directors c/o G. Eric Davis, Senior Vice President and General Counsel
BioMarin Pharmaceutical Inc.
105 Digital Drive
Novato, California 94949	VIA EMAIL AND FEDEX

RE: CURRENT REPORT ON FORM 8-K OF BIOMARIN PHARMACEUTICAL, INC., FILED ON MARCH 24, 2010 (THE “MARCH 24, 2010 8-K”)

Ladies and Gentlemen:

I am providing this letter to BioMarin Pharmaceutical Inc. (“BioMarin” or the “Company”) as permitted by Section 5.02(a)(3)(ii) of Form 8-K. I have carefully read the March 24, 2010 8-K. I continue to stand by both the spirit and content of my letter of resignation dated March 19, 2010 (the “Resignation Letter”) to the Board of Directors of BioMarin. I find it unfortunate that BioMarin chose to characterize my disagreements in the manner that it did. I thought that my letter was clear, concise and presented the facts in a balanced manner. I would have hoped that BioMarin would have done the same.

While I am no longer director or BioMarin and not certain what has transpired since my resignation, based on the facts that I was presented with, I did not agree with the manner in which the Company chose to conduct the internal investigation referenced under the heading, “Disagreement Regarding How to Conduct an Ongoing Investigation Regarding a Serious Matter”. I believe that a difference process should have been followed.

I do not believe it is productive or in the best interests of shareholders and employees to continue a dialogue on these issues at this point in time.

BioMarin’s people are talented, very hardworking, and have brought three important biopharmaceutical products to patients with unmet needs. I wish these people well, and suggest that we all move ahead in the best interest of patients, shareholders, and these talented employees.

Very truly yours,

/s/ Joseph Klein III
Joseph Klein, III